Morgan, Lewis & Bockius LLP

One Federal Street

Boston, MA 02110

February 10, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Pioneer Diversified High Income Fund, Inc. (File No. 811-22014)
Pioneer Floating Rate Fund, Inc. (File No. 811-21654)
Pioneer High Income Fund, Inc. (File No. 811-21043)
Pioneer Municipal High Income Advantage Fund, Inc. (File No. 811-21409)
Pioneer Municipal High Income Fund, Inc. (File No. 811-21321)
Pioneer Municipal High Income Opportunities Fund, Inc. (File No. 811-23699)
Pioneer ILS Interval Fund (File No. 811-22987)

Ladies and Gentlemen:

This letter responds to comments we received from Ms. Valerie Lithotomos of the Staff of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”), regarding the preliminary proxy statements filed by Pioneer Municipal High Income Advantage Fund, Inc. (“MAV”), Pioneer Municipal High Income Fund, Inc. (“MHI”) and Pioneer Municipal High Income Opportunities Fund, Inc. (“MIO”) on January 29, 2025, the preliminary proxy statement filed by Pioneer ILS Interval Fund on January 31, 2025, and the revised preliminary proxy statement filed by Pioneer Diversified High Income Fund, Inc. (“HNW”), Pioneer Floating Rate Fund, Inc. (“PHD”) and Pioneer High Income Fund, Inc. (“PHT”) on February 3, 2025. Following are the Staff’s comments with respect to the preliminary proxy statements and the Registrants’ responses thereto:

1. Comment	The Staff noted that the proxy statements filed by MAV, MHI, MIO, HNW, PHD and PHT state that Saba Capital Management, L.P. (“Saba Capital”) is “a known opportunistic hedge fund manager,” and that Saba Capital is “simply trying to take advantage of this situation to create disruption…” The Staff requested that the Registrants revise the disclosure to state that the Registrant and Amundi US believe that Saba Capital is a known opportunistic hedge fund manager, and that the Registrant and Amundi US believe that Saba Capital is “simply trying to take advantage of this situation to create disruption…

Response:	The Registrants will revise the disclosure as requested by the Staff.

2. Comment	The Staff noted that the proxy statements filed by MAV, MHI, MIO, HNW, PHD and PHT state that the Board of Directors of each Registrant has adopted a resolution to opt in to the provisions of the Maryland Control Share Acquisition Act (“MCSAA”). The Staff requested that the Registrant disclose to stockholders that the exercise of the provisions of the MCSAA may create exposure to liability for the Registrants and that courts in Massachusetts and New York, and the U.S. Court of Appeals for the Second Circuit have held similar provisions to violate Section 18(i) of the Investment Company Act of 1940, as amended.

Response:	The Registrants will revise the disclosure as requested by the Staff.

3. Comment	The Staff noted that the proxy statements filed by each Registrant state that Amundi S.A. is a French societe anonyme and that Amundi Asset Management S.A.S. is a French societe par actions simplifee. The Staff requested that the Registrants include brief English explanations of the French terms used in the disclosure.

Response:	The Registrants will revise the disclosure to explain that a French societe anonyme is a French limited company, and that a French societe par actions simplifee is a French simplified joint stock company.

4. Comment	The Staff noted that the investment advisory fee peer group comparisons included in the disclosure in each proxy statement are organized in quintiles and requested that the Registrants add disclosure to explain what a quintile is in plain English.

Response:	The Registrants note that the disclosure includes an explanation that each quintile represents one-fifth of the peer group and that, in all peer group comparisons referred to below, first quintile is most favorable to the Fund’s shareowners. The Registrants respectfully submit that no additional disclosure is required.

5. Comment	The Staff noted that the proxy statements filed by MAV, MHI, MIO, HNW, PHD and PHT state that the inspectors of election will treat abstentions and ‘broker non-votes’ as present for purposes of determining a quorum. The Staff noted that the proposal is non-routine and requested that the Registrants remove from the disclosure the statement that “broker non-votes” will be treated as present for purposes of determining a quorum.

Response:	The Registrants note that the disclosure referenced by the Staff is included to address the requirements of Item 21(b) of Schedule 14A, which requires the disclosure of the method by which votes will be counted, including the treatment and effect under applicable state law and Registrant charter and by-law provisions of abstentions and broker non-votes. The Registrants further note that the disclosure includes the statements (i) that “the Proposal is considered non-routine under the rules of the New York Stock Exchange. Accordingly, because stockholders are being asked to vote only on non-routine proposals, there will be no broker non-votes at the Special Meeting;” and (ii) that “since it is not expected that any of the proposals being presented at the Annual Meeting will be routine, it is not expected that there will be any broker non-votes at the Annual Meeting. Accordingly, the Funds do not anticipate that there will be any broker non-votes included in the calculation of the number of shares represented at the Annual Meeting for purposes of determining whether a quorum has been achieved.” The Registrants respectfully submit that no change to the disclosure is required.

6. Comment	With respect to Pioneer ILS Interval Fund, the Staff noted that the nominees for trustee must be elected by a plurality of shareholders and requested that the Registrant include a brief explanation of what a “plurality” means.

Response:	Pioneer ILS Interval Fund notes that the disclosure currently states that “being elected by a plurality means receiving the greater number of votes cast at a meeting at which a quorum is present. Since the number of Nominees equals the number of Trustees to be elected, a Nominee receiving any votes will be elected.” Pioneer ILS Interval Fund respectfully submits that no additional disclosure is required.

7. Comment	The Staff requested that MAV, MHI, MIO, HNW, PHD and PHT, the Registrants that are organized as Maryland corporations, confirm that there is no requirement for a vote of stockholders to adjourn the stockholder meeting.

Response:	MAV, MHI, MIO, HNW, PHD and PHT confirm that, as stated in the disclosure, the stockholder meeting may be adjourned by action of the Chair of the meeting and without any action by stockholders.

8. Comment	The Staff noted that the proxy statements filed by each Registrant state that the advisory fee rate payable by each Registrant under the new investment advisory agreement will be the same as the advisory fee rate payable under the Registrant’s current investment advisory agreement and requested that the Registrants confirm that this is not solely as a result of contractual fee waiver arrangements.

Response:	The Registrants note that, as stated in the disclosure, the stated advisory fees to be paid by each Registrant and the method of calculation are identical under the Registrant’s current investment advisory agreement and the Registrant’s new investment advisory agreement, and confirm that this is not solely as a result of contractual fee waiver arrangements.

9. Comment	The Staff noted that Item 22(c)(6) of Schedule 14A requires registrants to “describe briefly and disclose the approximate amount of, where practicable, any material interest, direct or indirect, of any director of the fund in any material transactions since the beginning of the most recently completed fiscal year, or in any material proposed transactions, to which the investment adviser of the fund, any Parent or Subsidiary of the investment adviser (other than another fund), or any Subsidiary of the Parent of such entities was or is to be a party.” The Staff noted that in one district course case, the court required the disclosure of the monetary benefits received by the adviser and board members associated with the adviser. NextPoint Advisor, L.P. v. TICC Capital Corp., 2015 U.S. Dist. LEXIS 144126 (D. Conn. Oct. 23, 2015) at 47. The Staff requested that, if applicable, the Registrants disclose the estimated monetary benefit to be received by the directors of a Registrant that are owners of Amundi US.

Response:	The Registrants note that, as disclosed, Lisa M. Jones and Marco Pirondini are directors, officers or employees of Amundi US, and are therefore interested directors of each Registrant. The Registrants note that Ms. Jones and Mr. Pirondini each own an immaterial number of shares of Amundi, the ultimate parent of Amundi US. The Registrants note that there currently is no known quantifiable monetary benefit to be received by Ms. Jones or Mr. Pirondini as owners of shares of Amundi in connection with the Transaction. The Registrants respectfully submit that, since Ms. Jones and Mr. Pirondini have been identified as interested directors of each Registrant, additional disclosure would not be useful to investors.

Please call the undersigned at (617) 951-8458 with any questions.

Sincerely,

/s/ Jeremy Kantrowitz

Jeremy Kantrowitz